Exhibit (a)(9)

January 8, 2004

Dear Stockholder:

      I am pleased to inform you that on December 24, 2003, BioReliance Corporation entered into an Agreement and Plan of Merger with Invitrogen Corporation and Baseball Acquisition Corporation, a wholly owned subsidiary of Invitrogen. Pursuant to the merger agreement, Baseball Acquisition Corporation today commenced a tender offer to purchase all of the outstanding shares of BioReliance’s common stock at a purchase price of $48.00 per share in cash, net to the seller in cash, without interest. The tender offer is subject to the terms and conditions in Baseball Acquisition Corporation’s offer to purchase and the related letter of transmittal that are included in the attached offering materials. Pursuant to the merger agreement and subject to the satisfaction or waiver of certain conditions, the tender offer will be followed by a merger of Baseball Acquisition Corporation with and into BioReliance. All shares of common stock not purchased in the tender offer (other than shares held by Baseball Acquisition Corporation, Invitrogen and its subsidiaries, by dissenting stockholders or by BioReliance) will be converted into the right to receive $48.00 per share in cash in the merger.

      Your Board of Directors has unanimously approved the tender offer, the merger and the merger agreement and has determined that the terms of each are fair to, and in the best interests of, BioReliance and its stockholders. Accordingly, the Board recommends that stockholders accept the tender offer and tender their shares of common stock in the tender offer.

      In arriving at its recommendation, your Board gave careful consideration to a number of factors as described in the attached Schedule 14D-9, including, among other things, the fairness opinion received by the Board from Bear, Stearns & Co. Inc., BioReliance’s financial advisor. A copy of the written opinion of Bear Stearns, which sets forth the assumptions made and the qualifications and limitations on the scope of its review, can be found at Annex B to the Schedule 14D-9. You should read this opinion carefully and in its entirety.

      The Schedule 14D-9 also describes the reasons for your Board of Directors’ recommendation and contains other important information relating to the tender offer. Also attached is Baseball Acquisition Corporation’s offer to purchase, dated January 8, 2004, together with related materials, including a letter of transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the tender offer and the merger and provide instructions on how to tender your shares. We urge you to read the Schedule 14D-9 and the enclosed materials carefully before making your decision to tender your shares.

Sincerely,

Capers W. McDonald
President and Chief Executive Officer